EXHIBIT 99.1

Evaxion to present at numerous upcoming conferences

  Evaxion will provide company and scientific updates at conferences in both the US and Europe during the coming weeks and months

COPENHAGEN, Denmark, March 4, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will be presenting at several investor and scientific conferences in March and throughout the second quarter of 2025.

Evaxion will be providing company and scientific updates as well as engaging with different stakeholders at conferences in both the US and Europe. As such, conference participation is an important part of our strategy to identify potential partners and opportunities for both business partnerships and scientific collaborations.

Evaxion conference participation March-June 2025:

Immunotherapy and Immuno-Oncology Congress, March 12-14 - London

HC Wainwright AI Based Drug Discovery & Development Conference, April 2 - Virtual

Jones Healthcare and Technology Innovation Conference, April 8-9 - Las Vegas

World Vaccine Congress, April 21-25 - Washington

AACR Annual Meeting, April 25-30 - Chicago

Sidoti Micro-Cap Conference, May 20-21 - Virtual

Dark Genome Target Discovery & Development Summit, June 16-18 - Boston

BIO International Convention, June 16-19 - Boston

World Conference on Infectious Diseases, June 18-20 - Stockholm

International Neoantigen Summit, June 24-26 - Amsterdam

In addition to the list above, Evaxion will be participating, but not presenting, at additional conferences to further boost our stakeholder engagement. Please visit our website for more information.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geo-political and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.